Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (c)
Resolute Energy Corporation
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

				February 26, 2007
	Fiscal Year Ended December 31,			(inception) to
	2010	2009	2008	December 31, 2007
Earnings:
Income (loss) before income taxes	$8,574	$(65,130)	$6,041	$4,118
Fixed charges, excluding capitalized interest	6,905	2,205	40	10

Earnings	$15,479	$(62,925)	$6,081	$4,128

Fixed charges:
Interest expense, including capitalized interest	$5,317	$1,538	$—	$—
Estimate of interest within rental expense	2,047	667	40	10

Fixed charges	$7,364	$2,205	$40	$10

Ratio of earnings to fixed charges	2.1	(a)	152.0	412.8
Predecessor Resolute
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	For the 267 Day
	Period Ended	Fiscal Year Ended December 31,
	September 24, 2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$(46,611)	$(108,666)	$(102,672)	$46,042
Fixed charges	19,948	35,813	37,226	23,238

Earnings	$(26,663)	$(72,853)	$(65,446)	$69,280

Fixed charges:
Interest expense	$18,416	$33,139	$35,898	$22,293
Estimate of interest within rental expense	1,532	2,674	1,328	945

Fixed charges	$19,948	$35,813	$37,226	$23,238

Ratio of earnings to fixed charges	(b)	(b)	(b)	3.0

a)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the fiscal year ended December 31, 2009 was $65.1 million.

b)	Ratio was less than 1.0; the coverage deficiency was $46.6 million for the 267 day period ended September 24, 2009, and $108.7 million and $102.7 million for the fiscal years ended December 31, 2008 and 2007 respectively.

c)	“Fixed charges” consist of interest expensed and capitalized and an estimate of the interest within rental expense.